UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Dated: November 21, 2007

Contact: Blue Square-Israel Ltd. Dror Moran, CFO Toll-free telephone from U.S. and Canada: 888-572-4698 Telephone from rest of world: 972-3-928-2220 Fax: 972-3-928-2299 Email: cfo@bsi.co.il

BLUE SQUARE – ISRAEL LTD. REPORTS FINANCIAL RESULTS FOR
THE THIRD QUARTER AND FIRST NINE MONTHS OF 2007

– Q3 Revenues Up 6.6% to NIS 1.8B with 26.3% Gross Margin –

– Strategic Expansion in Full Force: Company Launches "Mega In Town"
Neighborhood Discount Format, Completes Acquisitions of Eden Briyut Teva and
Naaman Porcelain –

ROSH HA’AYIN, Israel – November 21, 2007 – Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced results for the third quarter and nine months ended September 30, 2007. All financial results are reported according to Israeli GAAP (Generally Accepted Accounting Principles).

Further to its announcement dated August 13, 2007, during the third quarter the Company launched its “Mega In Town” format designed to bring discount shopping to neighborhoods. The initiative included the conversion of 104 existing SuperCenter and Mega stores to the new brand, together with a major media campaign. As a result, the Company recognized growth in sales in “Mega In Town” stores, along with an increase in SG&A Expenses associated with the launch.

Results for the Third Quarter

Revenues: Revenues for the third quarter of 2007 increased by 6.6% to NIS 1,823.5 million (U.S. $454.4 million)(a) compared with NIS 1,710.2 million in the third quarter of 2006. The increase reflects additional selling space resulting from the opening of eight new stores during the previous year, and the ongoing expansion of operations of Bee Group Retail (formerly Kfar Ha’Shaashuim), including the consolidation of initial revenues of Vardinon Textile Ltd. (TASE: WRDT) (“Vardinon”), 85.8% of which the Company acquired in Q2.

Gross Profit: Gross profit for the third quarter of 2007 increased by 7.5% to NIS 480.2 million (U.S. $119.7 million) compared to NIS 446.5 million in the third quarter of 2006. This reflects improved agreements with suppliers and higher profitability onsales generated by the Company’s subsidiary Bee Group Retail, moderated by a strongly competitive environment and the impact from the launch of the Mega In Town chain which increased the proportion of discount sales in the revenue mix. Gross margin for the period increased to 26.3% from 26.1% in the third quarter of 2006.

Selling, General, and Administrative Expenses: The Company’s Selling, General, and Administrative expenses for the third quarter of 2007 increased by 13.3% to NIS 411.6 million (U.S. $102.6 million) compared to NIS 363.3 million in the third quarter of 2006. The increase reflects activities associated with the successful launch of the Mega In Town chain, including renovations, advertising, marketing and other expenses, as well as the opening of eight new stores in the prior year.

Operating Income: Operating income for the third quarter of 2007 was NIS 68.6 million (U.S. $17.1 million) compared to NIS 83.2 million in the third quarter of 2006. The decrease reflects the quarter’s significant Selling, General and Administrative expenses. As a result, operating margin for the period decreased to 3.8% from 4.9% in the third quarter of 2006.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA for the third quarter of 2007 was NIS 101 million (U.S. $25.2 million), a decrease of 12.8% compared with NIS 116 million in the third quarter of 2006. EBITDA margin for the period was 5.5% compared with 6.8% in the third quarter of 2006.

Financial Expenses: Financial expenses for the third quarter of 2007 were NIS 26.2 million (U.S. $6.5 million) compared to NIS 12.2 million in the third quarter of 2006. The increase derives primarily from the quarter’s 2.5% increase in the “known” price index to which most of the Company’s loans and debentures are linked, compared to the parallel quarter of 2006, in which the price index increased by 0.2%.

Other Income: Other expenses for the third quarter of 2007 were NIS 2.4 million (U.S. $0.6 million), related to disposal of assets. In the third quarter of 2006, the Company recorded other income of NIS 48.5 million, which derived primarily from the IPO of its subsidiary, Blue Square Real Estate Ltd. (“BSRE”).

Taxes On Income: Taxes on income for the third quarter of 2007 were NIS 4.6 million (U.S. $1.1 million) compared to NIS 22.4 million in the third quarter of 2006. The tax rate for the quarter was 11.4%, due to a release of a tax provision with regard to the deductibility of finance expenses in connection with loans taken by the Company for dividend distributions. The Company released this tax provision based on recent verdicts by Israel’s Supreme Court and the opinion of the Company’s legal counsel. In the third quarter of 2006, the Company’s tax rate was 18.8%, due to capital gains associated with the IPO of its subsidiary, BSRE, which were not taken into account in computing tax expenses.

Net Income: The Company’s net income for the third quarter of 2007 was NIS 28.6 million (U.S. $7.1 million), or NIS 0.66 per ADS (U.S.$ 0.16) (NIS 0.66 per fully diluted ADS). Net income for the third quarter of 2006, including capital gains associated with the Company’s subsidiary, BSRE, was NIS 89.1 million, or NIS 2.27 per ADS (NIS 2.03 per fully diluted ADS). Net income for the third quarter of 2006, excluding capital gains, was NIS 40.5 million.

Other Operating Data:

—	The Company’s Same Store Sales for the third quarter of 2007 increased by 0.8%.

—	During the third quarter of 2007, the Company opened 2 stores, adding a net total of 5,650 square meters to the chain.

Results for the Nine Months

Revenues: Revenues for the first nine months of 2007 increased by 5.5% to NIS 5,197.8 million (U.S. $1,295.3 million) compared to NIS 4,924.6 million in the first nine months of 2006. The growth in sales reflects the factors discussed above, including an increase in selling space, the contribution of Bee Group Retail operations and consolidation of Vardinan’s revenues for the first time.

Gross Profit: Gross profit for the first nine months of 2007 increased by 7.9% to NIS 1,375.0 million (U.S. $342.6 million) compared to NIS 1,273.9 million in the first nine months of 2006. Gross margin for the period increased to 26.5% from 25.9% in the first nine months of 2006, reflecting the factors described above, including improved agreements with suppliers and higher profitability of Bee Group Retail sales, mitigated by greater competition and an increase in the proportion of discount sales following the launch of the Mega In Town chain.

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses for the first nine months of 2007 increased by 10.8% to NIS 1,151.7 million (U.S. $287.0 million) (22.2% of revenues) compared to NIS 1,039.8 million (21.1% of revenues) in the first nine months of 2006, reflecting the factors described above, including, activities associated with the launch of the Mega In Town chain, the opening of eight new stores in the prior year and an increase in employee wages.

Operating Income: Operating income for the first nine months of 2007 was NIS 223.3 million (U.S. $55.7 million) compared to NIS 234.0 million in the first nine months of 2006, reflecting the period’s increased operating expenses, mitigated by higher revenues and gross profit. Operating margin for the period was 4.3% compared to 4.8% in the first nine months of 2006.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for the first nine months of 2007 was NIS 321 million (U.S. $80 million) compared with NIS 332 million in the first nine months of 2006. EBITDA margin for the period was 6.2% compared with 6.7% in the first nine months of 2006.

Financial Expenses: Financial expenses for the first nine months of 2007 were NIS 44.8 million (U.S. $11.2 million) compared to NIS 44.7 million in the first nine months of 2006. The increase derived primarily from a rise in the “known” price index mitigated by reduction in interest expenses due to fewer loans from banks and debentures.

Other Income: In the first nine months of 2007, the Company recorded other expenses of NIS 2.4 million (U.S. $0.6 million). In the first nine months of 2006 the Company recorded other income of NIS 47.9 million, consisting primarily of capital gains associated with the IPO of BSRE.

Taxes on Income: Taxes on income for the first nine months of 2007 were NIS 45.8 million (U.S. $11.4 million), compared to NIS 60.8 million in the first nine months of 2006. The tax rate for the period was 26.1% compared to 25.6% for the first nine months of 2006, reflecting the factors discussed above.

Net Income: Net income for the first nine months of 2007 was NIS 108.3 million (U.S. $27.0 million), or NIS 2.58 per ADS (U.S. $0.64) (NIS 2.5 per fully diluted ADS) compared to NIS 157.1 million, or NIS 4.02 per ADS (NIS 3.66 per fully diluted ADS), for the first nine months of 2006.

Other Operating Data

—	The Company’s Same Store Sales for the first nine months of 2007 were unchanged from those of the comparison period.

—	During the first nine months of 2007, the Company opened seven stores, adding a net total of 15,980 square meters to the chain.

Dividend

On April 12, 2007, the Company paid a dividend of NIS 60 million.

On October 8, 2007, the Company paid a dividend of NIS 220 million.

Strategic Progress

—	Mega In Town: On August 13, 2007, the Company launched its “Mega In Town”format designed to bring discount shopping to the neighborhood. The initiative included the conversion of 104 of its existing SuperCenter and Mega stores to the new brand, together with a major media campaign.

—	Expansion into the Non-Food Sector: Subsequent to the end of the quarter, the Company’s subsidiary, Bee Group Retail Ltd., acquired control of Naaman Porcelain Ltd., one of Israel’s major branded houseware retailers (TASE: NAMN). As a result, Bee Group Retail Ltd. now operates (partially through franchisees) 234 retail outlets, with activities in the toy, houseware, gift, baby and textile sectors.

—	Organic/Health Food: After the quarter, the Company completed the acquisition of 51% of Eden Briut Teva Market Ltd., one of Israel’s largest retailers of organic, natural and health food products.

Comments of Management

Commenting on the results, Mr. Zeev Kalimi, Blue Square’s President and CEO since October 1, 2007, said, “The third quarter was a period of continued sales growth and strategic progress for Blue Square Israel. The launch of our new Mega In Town supermarket is a major milestone for the Company that we believe is changing the map of Israeli retail. Although expenses associated with the launch impacted our profitability during the third quarter, Mega In Town is progressing well according to our plans and projections and we continue to fine-tune its operating strategies.”

Mr. Kalimi continued, “Our acquisition of Naaman Porcelain (TASE: NAMN) is another step in our expansion into the Non-Food sector, which continues with full force. In parallel, our acquisition of a controlling share of Eden, a pioneering leader of Israel’s emerging health food sector, establishes us as one of the leaders of this new, high-potential market. By expanding the range of our retail activities, we will better leverage our know-how and brand assets in order to create additional value for our shareholders. I am proud to lead the excellent Blue Square team and excited regarding our future prospects.”

Blue Square announces change in Directors:

Blue Square announced today that Mr. Shaul Gliksberg resigned from his position as a director of Blue Square’s Board. Mr. Gliksberg served as a board member since November 2005. Blue Square expressed its appreciation and thanks to Mr. Gliksberg for his contribution to the Company.

The Board of Directors appointed Mr. Ron Fainaro as a director, as of today’s date.

Mr. Fainaro is Chief Financial Officer of Africa Israel Ltd., as well as a director of various Africa Israel subsidiaries. He previously served as Executive Vice President and CFO of Ectel Ltd. from 2005 to 2007. Prior thereto, he served as CFO and VP Finance of Tecnomatix Technologies Ltd. (WW Electronics and Shopfloor Divisions and the America Operation) from 2004 to 2005, and as CFO and VP Finance of Tecnomatix Unicam Inc. from 2001 to 2003.

Mr. Fainaro is a CPA and holds a BA degree in Accounting from Tel Aviv University and B.Sc. degrees in Physics and Materials Engineering.

IFRS – International Financial Reporting Standard

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (“IFRS”)” (hereinafter: “the Standard”). The Standard states that companies subject to the Securities Law – 1968 and reporting under it are to prepare their financial statements for the reporting periods commencing January 1, 2008 according to the International Financial Reporting Standards (IFRS). The opening balance sheet according to IFRS will be as of January 1, 2007 (the date of the Company’s transition to IFRS). The initial implementation of IFRS will be effected along with the implementation of IFRS 1, “First Time Adoption of International Financial Reporting Standards”, for the purposes of the transition. In the financial statements prepared according to the IFRS regulations in the first year of adoption, the Company is obliged to show comparative figures for only one year.

The Company is preparing for the adoption of the IFRS standards and has examined the substantive implications for the Company as a result of the adoption of these standards.

An assessment of the likely quantitative effects of the transition to reporting under IFRS was provided by the Company in its press release for the six month period ended June 30, 2007.

The assessment process is expected to be completed prior to the submission of financial statements for the period ending December 31, 2007. Also included will be a comprehensive quantitative clarification audited by the auditing accountant regarding the effects of said transition.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at September 30, 2007: U.S. $1.00 equals NIS 4.013. The translation was made solely for the convenience of the reader.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 182 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2007

	December 31, 2006	September 30,		Convenience translation(a) September 30, 2007
		2006	2007
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	186,454	243,429	459,248	114,440
Marketable securities	65,287	-	146,161	36,422
Short-term bank deposit	526,459	519,654	201,502	50,212
Trade receivables	672,605	* 747,324	795,535	198,239
Other accounts receivable	119,028	* 295,411	242,750	60,492
Inventories	392,583	403,536	453,832	113,090

Total current assets	1,962,416	2,209,354	2,299,028	572,895

INVESTMENTS AND LONG TERM RECEIVABLES:
Investments in associated companies	4,762	4,189	4,899	1,221
Other long term receivables	2,618	3,208	2,373	591

	7,380	7,397	7,272	1,812

FIXED ASSETS, NET OF
ACCUMULATED DEPRECIATION
AND AMORTIZATION	** 1,763,733	** 1,725,070	1,787,777	445,496

INVESTMENT PROPERTY***	** 222,057	** 217,124	302,487	75,377

DEFERRED TAXES	16,789	21,315	20,098	5,008

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	** 99,358	** 98,786	119,915	29,882

	4,071,733	4,279,046	4,536,577	1,130,470

*	Reclassified
**	Reclassification in respect of retrospective application of change in accounting policy.
***	As of September 30, 2007, presented based on the fair value model and as of September 30, 2006 and December 31, 2006 presented at cost.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2007

	December 31, 2006	September 30,		Convenience translation(a) September 30, 2007
		2006	2007
	(Audited)	(Unaudited)		(Unaudited)
	NIS			U.S. dollars
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit and loans from banks	211,152	247,267	131,458	32,758
Current maturities of debentures	53,706	55,336	69,841	17,404
Trade payables	* 938,007	1,057,858	1,120,460	279,208
Other accounts payable and accrued expenses	409,153	511,095	538,514	134,192
Dividend payable	-	-	260,000	64,789

Total current liabilities	1,612,018	1,871,556	2,120,273	528,351

LONG-TERM LIABILITIES:
Long-term loans from banks and other liabilities,
net of current maturities	* 119,574	129,132	212,519	52,958
Debentures, net of current maturities	827,558	830,564	772,146	192,411
Convertible debentures, net of current
maturities	214,794	218,226	143,350	35,721
Deferred income taxes	30,198	27,787	39,492	9,841
Liability for employee rights, net of amount
funded	35,527	37,168	38,835	9,677

Total long-term liabilities	1,227,651	1,242,877	1,206,342	300,608

MINORITY INTEREST	239,142	230,589	227,087	56,588

SHAREHOLDERS' EQUITY:
Share capital -
ordinary shares of NIS 1 par value	53,414	53,347	57,094	14,227
Additional paid-in capital	737,756	735,763	845,173	210,609
Retained earnings:
Dividend declared subsequent to balance sheet
date	60,000	-	-	-
Unappropriated	141,752	144,914	80,608	20,087

	992,922	934,024	982,875	244,923

Total shareholders' equity	4,071,733	4,279,046	4,536,577	1,130,470

* Reclassified.

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2007

	Year ended December 31, 2006	Nine months ended September 30,		Three months ended September 30,		Convenience translation(a) for the three months ended September 30, 2007
		2006	2007	2006	2007
	(Audited)	(Unaudited)				(Unaudited)
	NIS					U.S. dollars
	In thousands (except share and per share data)

Sales	6,515,035	4,924,630	5,197,837	1,710,242	1,823,522	454,404
Cost of sales	4,812,952	3,650,770	3,822,798	1,263,716	1,343,356	334,751

Gross profit	1,702,083	1,273,860	1,375,039	446,526	480,166	119,653
Selling, general and administrative expenses	1,396,877	1,039,837	1,151,714	363,304	411,575	102,560

Operating income	305,206	234,023	223,325	83,222	68,591	17,093
Financial expenses, net	42,368	44,720	44,795	12,189	26,238	6,538

	262,838	189,303	178,530	71,033	42,353	10,555
Other income (expenses), net	78,022	47,917	(2,415)	48,535	(2,352)	(586)

Income before taxes on income	340,860	237,220	176,115	119,568	40,001	9,969
Taxes on income	96,660	60,799	45,886	22,424	4,552	1,134

Income after taxes on income	244,200	176,421	130,229	97,144	35,449	8,835
Share in profits (losses) of associated
companies, net	1,284	712	137	229	(262)	(65)
Minority interest in profits of subsidiaries, net	31,573	20,060	22,108	8,281	6,579	1,640

Net income for the period	213,911	157,073	108,258	89,092	28,608	7,130

Net income per Ordinary share or ADS:
Basic	5.46	4.02	2.58	2.27	0.66	0.16

Fully diluted	4.92	3.66	2.47	2.03	0.66	0.16

Weighted average number of shares or ADS used
for computation of income per share:

Basic	39,207,214	39,044,588	42,012,451	39,232,544	43,362,460	43,362,460

Fully diluted	44,939,831	44,939,784	45,247,831	44,939,784	44,988,066	44,988,066

BLUE SQUARE – ISRAEL LTD.
SELECTED OPERATING DATA

	For the nine months ended September 30		For the three months ended September 30		Convenience translation(a) for the three months ended September 30 2007 U.S.$
	2006 NIS	2007 NIS	2006 NIS	2007 NIS
	(Unaudited)				(Unaudited)

Sales (in millions)	4,925	5,198	1,710	1,824	454

Operating income (in millions)	234	223	83	69	17

EBITDA (in millions)	332	321	116	101	25

EBITDA margin	6.7%	6.2%	6.8%	5.5%	NA

Increase in same store sales*	5.7%	0.0%	2.7%	0.8%	NA

Number of stores at end of period	174	182	174	182	NA
Stores opened during the period	6	7	3	2	NA
Stores closed during the period	-	-	-	-	NA

Total square meters at end of period	322,165	339,280	322,165	339,280	NA
Square meters added during the period, net	10,094	15,980	3,833	5,650	NA

Sales per square meter	14,969	14,929	5,094	5,112	1,274

Sales per employee (in thousands)	712	711	234	236	59

* Compared with the same period in the prior fiscal year.